

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2021

Patricia Trompeter
Chief Executive Officer
Parsec Capital Acquisitions Corp.
320 W. Main Street
Lewisville, TX 75057

Parsec Capital Acquisitions Corp.

**Re: Parsec Capital Acquisitions Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 1, 2021
File No. 333-257766**

Dear Ms. Trompeter:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form S-1

Certain Relationships and Related Party Transactions, page 99

1. We note that on July 9, 2021, the Sponsor entered into a Stock Grant Agreement with the Company's independent directors and certain of the Company's officers, under which they were granted Founder Shares at a price of $0.017, which shares will vest upon completion of the initial business combination, and Private Placement Warrants. Please revise to disclose these grants here and in the Summary. Please also file the Agreement as an exhibit to this registration statement or advise. In addition, please confirm that the correct number of founders shares are included in The Offering section beginning on page 7 or revise as necessary.

You may contact Rolf Sundwall at (202) 551-3105 or Bonnie Baynes at (202) 551-4924 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at (202) 551-3448 or Eric Envall at (202) 551-3234 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance